                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997


                                      OR


[_]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                        Commission file number:  1-8247


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     JOHNS MANVILLE HOURLY EMPLOYEES 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Johns Manville Corporation
     717 17th Street
     Denver, Colorado  80202

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                             --------------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS



                   as of December 31, 1997 and 1996 and for
                       the year ended December 31, 1997

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                             --------------------



                                                                           Pages
                                                                           -----

Report of Independent Accountants                                            2

Financial Statements:

   Statements of Net Assets Available for Benefits with
      Fund Information at December 31, 1997 and 1996                        3-6

   Statement of Changes in Net Assets Available for
      Benefits with Fund Information for the year
      ended December 31, 1997                                               7-8

   Notes to Financial Statements                                            9-15

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes
      (Item 27a Form 5500)                                                   16

   Schedule of Reportable Transactions
      (Item 27d Form 5500)                                                   17

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation Committee of the
 Board of Directors of Johns Manville Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Johns Manville Hourly Employees 401(k) Plan ("Plan") as of December 31, 1997 and 1996 and the statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ COOPERS & LYBRAND L.L.P.
----------------------------
    COOPERS & LYBRAND L.L.P.

Denver, Colorado
June 17, 1998

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996

                                     Retirement
                                     Government
                                     Money                                                                             International
                                     Market        Asset          Disciplined     Value     Magellan     OTC           Growth and
        1997                         Portfolio     Manager        Equity Fund     Fund      Fund         Portfolio     Income Fund
        ----                         ---------     ----------     -----------     -----     --------     ---------     -------------

       ASSETS
Investments (Notes 2, 3 and 4):
Common stock of Johns Manville
   Corporation, at market value
     (cost $22,347)
Commingled funds, at market value:
  Retirement Government Money
    Market Portfolio
    (cost $2,241,544)                $2,241,544
  Asset Manager (cost $2,703,551)                  $3,083,806
  Disciplined Equity Fund
    (cost $2,737,806)                                             $3,213,586
  Value Fund (cost $2,041,352)                                                   $2,124,647
  Magellan Fund (cost $5,400,623)                                                           $6,416,078
  OTC Portfolio (cost $1,482,490)                                                                        $1,560,427
  International Growth and
    Income Fund (cost $1,002,767)                                                                                      $1,050,909
Short-Term Bond Fund
  (cost $1,295,098)

Loans to Plan members, at cost

Due from associated funds                 7,705        12,489          8,903          6,273     20,663        4,128         4,392

Contributions receivable:
  Plan members                           15,621        21,245         17,299         17,746     42,408       11,845         9,647
  Company                                 3,047         3,828          3,069          3,130      7,728        2,068         2,110

Accrued income receivable
(Note 2)
                                     __________    __________     __________     __________ __________   __________    __________

Total assets                          2,267,917     3,121,368      3,242,857      2,151,796  6,486,877    1,578,468     1,067,058

        LIABILITIES

Payable to associated funds
                                     __________    __________     __________     __________ __________   __________    __________

Net assets available for benefits    $2,267,917    $3,121,368     $3,242,857     $2,151,796 $6,486,877   $1,578,468    $1,067,058
                                     ==========    ==========     ==========     ========== ==========   ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996

                                                   Short-Term      Loan       JM Stock      Combined
        1997 (Continued)                           Bond Fund      Account       Fund          Total
        ----                                       ----------     -------     --------     -----------
        ASSETS

Investments (Notes 2, 3 and 4):
 Common stock of Johns Manville
    Corporation, at market value (cost $22,347)                               $18,522      $    18,522
 Commingled funds, at market value:
   Retirement Government Money
      Market Portfolio (cost $2,241,544)                                                     2,241,544
   Asset Manager (cost $2,703,551)                                                           3,083,806
   Disciplined Equity Fund (cost $2,737,806)                                                 3,213,586
   Value Fund (cost $2,041,352)                                                              2,124,647
   Magellan Fund (cost $5,400,623)                                                           6,416,078
   OTC Portfolio (cost $1,482,490)                                                           1,560,427
   International Growth and
     Income Fund (cost $1,002,767)                                                           1,050,909
   Short-Term Bond Fund (cost $1,295,098)          $1,284,213                                1,284,213

 Loans to Plan members, at cost                                   $1,538,401                 1,538,401

Due from associated funds                               6,341                      98           70,992

Contributions receivable:
   Plan members                                         8,662                     258          144,731
   Company                                              1,706                      39           26,725

Accrued income receivable
 (Note 2)                                                             10,816                    10,816
                                                   ----------     ----------  -------      -----------

  Total assets                                      1,300,922      1,549,217   18,917       22,785,397

        LIABILITIES

Payable to associated funds                                           70,992                    70,992
                                                   ----------     ----------  -------      -----------

Net assets available for benefits                  $1,300,922     $1,478,225  $18,917      $22,714,405
                                                   ==========     ==========  =======      ===========


  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996

                                         Retirement
                                         Government
                                           Money                                                                       International
                                           Market       Asset      Disciplined    Value       Magellan       OTC        Growth and
         1996                            Portfolio     Manager     Equity Fund     Fund         Fund      Portfolio     Income Fund
         ----                            ----------   ----------   -----------  ----------   ----------   ----------   -------------

        ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
   Retirement Government Money
    Market Portfolio (cost $1,845,612)   $1,845,612
   Asset Manager (cost $1,989,101)                    $2,149,838
   Disciplined Equity Fund
    (cost $1,905,090)                                              $2,095,402
   Value Fund (cost $1,185,851)                                                 $1,272,428
   Magellan Fund (cost $4,056,757)                                                           $4,368,788
   OTC Portfolio (cost $894,115)                                                                          $1,000,382
   International Growth and
     Income Fund (cost $767,847)                                                                                       $836,469
   Short-Term Bond Fund (cost $1,075,534)

 Loans to Plan members, at cost

Due from associated funds                     6,208        7,136         5,619       3,515       13,005        3,533      2,623

Contributions receivable:
   Plan members                              14,528       16,259        14,512      11,542       33,055        9,169      7,741
   Company                                    2,503        2,680         2,256       1,789        5,337        1,409      1,545

Accrued income receivable
 (Note 2)
                                         ----------   ----------   -----------  ----------   ----------   ----------   --------

  Total assets                            1,868,851    2,175,913     2,117,789   1,289,274    4,420,185    1,014,493    848,378

        LIABILITIES

Payable to associated funds
                                         ----------   ----------   -----------  ----------   ----------   ----------   --------

Net assets available for benefits        $1,868,851   $2,175,913   $2,117,789   $1,289,274   $4,420,185   $1,014,493   $848,378
                                         ==========   ==========   ==========   ==========   ==========   ==========   ========


  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996

                                                Short-Term     Loan          Combined
        1996 (Continued)                        Bond Fund      Account       Total
        ----                                    ----------     ----------    -----------
        ASSETS

Investments (Notes 2, 3 and 4):
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost $1,845,612)                                      $ 1,845,612
   Asset Manager (cost $1,989,101)                                             2,149,838
   Disciplined Equity Fund (cost $1,905,090)                                   2,095,402
   Value Fund (cost $1,185,851)                                                1,272,428
   Magellan Fund (cost $4,056,757)                                             4,368,788
   OTC Portfolio (cost $894,115)                                               1,000,382
   International Growth and
     Income Fund (cost $767,847)                                                 836,469
   Short-Term Bond Fund (cost $1,075,534)       $1,063,806                     1,063,806

 Loans to Plan members, at cost                                $1,105,376      1,105,376

Due from associated funds                            4,740                        46,379

Contributions receivable:
   Plan members                                      7,819                       114,625
   Company                                           1,374                        18,893

Accrued income receivable
 (Note 2)                                                           7,716          7,716
                                                ----------     ----------    -----------

  Total assets                                   1,077,739      1,113,092     15,925,714

        LIABILITIES

Payable to associated funds                                        46,379         46,379
                                                ----------     ----------    -----------

Net assets available for benefits               $1,077,739     $1,066,713    $15,879,335
                                                ==========     ==========    ===========


  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1997

                                      Retirement
                                      Government                                                                   International
                                      Money        Asset       Disciplined   Value       Magellan      OTC          Growth and
        1997                          Market       Manager     Equity Fund   Fund        Fund          Portfolio    Income Fund
        ----                          -----------  ---------   ------------  ----------  -----------   ----------   -----------
Investment Income:
 Dividend income                      $   111,743  $  262,828  $  375,603    $  281,616  $   393,479   $  107,559   $   61,887
 Interest income
 Net appreciation (depreciation) in
  fair value of investments (Note 2)                  256,812     366,160        25,458      833,881          617         (375)
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Total investment income                   111,743     519,640     741,763       307,074    1,227,360      108,176       61,512
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Contributions (Note 5):
 By Plan members                          432,016     499,071     442,353       407,319    1,019,713      289,079      233,365
 By the Company                            82,179      91,389      77,165        71,578      183,006       50,143       53,105
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------
                                          514,195     590,460     519,518       478,897    1,202,719      339,222      286,470
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Transfers into fund from
 associated funds                       2,201,840     177,145     658,596       544,238      934,307    1,073,818       88,645
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Transfers out of fund to
 associated funds                      (2,383,896)   (285,870)   (684,597)     (429,069)  (1,091,497)    (920,872)    (179,544)
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Withdrawals, forfeitures and loans
 (Note 6)                                 (39,347)    (55,791)   (107,848)      (37,713)    (203,253)     (36,085)     (38,247)
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Administrative expenses                    (5,469)       (129)     (2,364)         (905)      (2,944)        (284)        (156)
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

Net increase                              399,066     945,455   1,125,068       862,522    2,066,692      563,975      218,680

Net assets available for benefits:

   Beginning of year                    1,868,851   2,175,913   2,117,789     1,289,274    4,420,185    1,014,493      848,378
                                      -----------  ----------  ----------    ----------  -----------   ----------   ----------

   End of year                        $ 2,267,917  $3,121,368  $3,242,857    $2,151,796  $ 6,486,877   $1,578,468   $1,067,058
                                      ===========  ==========  ==========    ==========  ===========   ==========   ==========


  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1997


                                  Short-Term  Loan        JM Stock  Combined
  1997 (Continued)                Bond Fund   Account     Fund      Total
  ----                            ----------  ----------  --------  -----------

Investment Income:
  Dividend income                 $   72,995                        $ 1,667,710
  Interest income                             $  110,975                110,975
  Net appreciation (depreciation)
    in fair value of investments
    (Note 2)                          (2,474)             $ (4,393)   1,475,686
                                  ----------  ----------  --------  -----------

Total investment income               70,521     110,975    (4,393)   3,254,371
                                  ----------  ----------  --------  -----------

Contributions (Note 5):
  By Plan members                    231,069                 3,865    3,557,850
  By the Company                      44,117                   658      653,340
                                  ----------  ----------  --------  -----------
                                     275,186                 4,523    4,211,190
                                  ----------  ----------  --------  -----------

Transfers into fund from
  associated funds                   257,569   1,097,092    24,143    7,057,393
                                  ----------  ----------  --------  -----------
Transfers out of fund to
  associated funds                  (313,979)   (762,713)   (5,356)  (7,057,393)
                                  ----------  ----------  --------  -----------

Withdrawals, forfeitures and
  loans (Note 6)                     (63,323)    (33,842)              (615,449)
                                  ----------  ----------  --------  -----------

Administrative expenses               (2,791)                           (15,042)
                                  ----------  ----------  --------  -----------

Net increase                         223,183     411,512    18,917    6,835,070

Net assets available for benefits:

  Beginning of year                1,077,739   1,066,713             15,879,335
                                  ----------  ----------  --------  -----------

  End of year                     $1,300,922  $1,478,225  $ 18,917  $22,714,405
                                  ==========  ==========  ========  ===========



  The accompanying notes are an integral part of these financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------


1. Plan Description
   ----------------

   The Johns Manville Hourly Employees 401(k) Plan (the "Plan"), formerly the Schuller International Hourly Employees Thrift Plan, provides eligible union hourly employees a convenient means for regular and systematic savings with several investment options. The Plan is offered as part of collective bargaining agreements between unions and Johns Manville International, Inc. (the "Company"). Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, International Growth and Income Fund and Short-Term Bond Fund. Additionally, effective July 15, 1997, the JM Stock Fund became a new investment option. Participants can invest up to 25% of the total value of their accounts in this fund, which holds common stock of Johns Manville Corporation. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

   The loan account holds loans made to eligible participants out of their vested account balances. Principal and interest payments are reinvested in the participant's investment funds in accordance with the participant's investment election in effect at the time the payments are made.

   At December 31, 1997, there were a total of 1,827 employees participating in the Plan. They participated in one or more of the funds as follows: 459 in the Retirement Government Money Market Portfolio, 710 in the Asset Manager, 718 in the Disciplined Equity Fund, 608 in the Value Fund, 1,135 in the Magellan Fund, 468 in the OTC Portfolio, 438 in the International Growth and Income Fund, 377 in the Short-Term Bond Fund, and 18 in the JM Stock Fund. Additionally, 631 participants had loans outstanding through the loan account at December 31, 1997.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

2. Summary of Significant Accounting Policies:
   -------------------------------------------

   Investments in the Fidelity funds are stated at current values based upon the following:

   Retirement Government    original cost plus accrued dividends.
     Money Market Portfolio

   Asset Manager            quotations obtained directly from mutual fund
                            company.

   Disciplined Equity Fund  quotations obtained directly from mutual fund company.

   Value Fund               quotations obtained directly from mutual fund
                            company.

   Magellan Fund            quotations obtained directly from mutual fund
                            company.

   OTC Portfolio            quotations obtained directly from mutual fund
                            company.

   International Growth     quotations obtained directly from mutual fund
     and Income Fund        company.

   Short-Term Bond Fund     quotations obtained directly from mutual fund
                            company.

   JM Stock Fund            quotations obtained directly from New York Stock
                            Exchange.

   Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1997 and 1996.

   The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

   The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

2. Summary of Significant Accounting Policies , continued:
   -------------------------------------------

   consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 4).

   The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities.

3. Investments:
   ------------

   The number of shares and market value per share at December 31, were as follows:

                                               1997         1996
                                               ----         ----
   Retirement Government Money Market
   ----------------------------------
     Shares                               2,241,544*   1,845,612*
     Market value per share                   $1.00        $1.00

   Asset Manager
   -------------
     Shares                                 168,055*     130,531*
     Market value per share                  $18.35       $16.47

   Disciplined Equity Fund
   -----------------------
     Shares                                 124,269*      95,073*
     Market value per share                  $25.86       $22.04

   Value Fund
   ----------
     Shares                                  39,316*      24,688*
     Market value per share                  $54.04       $51.54

   Magellan Fund
   -------------
     Shares                                  67,346*      54,170*
     Market value per share                  $95.27       $80.65

   OTC Portfolio
   -------------
     Shares                                  46,650       30,583*
     Market value per share                  $33.45       $32.71

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------


3. Investments, continued:
                                                      1997         1996
                                                      ----         ----
   International Growth and Income Fund
     Shares                                         53,346       42,786*
     Market value per share                         $19.70       $19.55

   Short-Term Bond Fund
     Shares                                        147,610*     121,996*
     Market value per share                          $8.70        $8.72

   JM Stock FUND
     Shares                                          1,825
     Market value per share                         $10.15

   Loan Account
     Remaining principal balance, at cost       $1,538,401*  $1,105,376*
       (approximates market)


   * Represents at least 5% of net assets available for benefits at December 31 of the corresponding year.

4. Derivative Financial Instruments:
   ---------------------------------

   The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes. The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

   Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts. The primary objectives of investing in domestic equity futures are to remain fully invested as well as to maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations. During 1997 and 1996, derivative investments comprised an immaterial portion of the total net assets available for benefits.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

5. Contributions- Eligibility and Vesting:
   ---------------------------------------

Pre-tax Contributions - Eligible employees can contribute to the Plan through a
----------------------
reduction in wages on a pre-tax basis (a "401(k)" Plan), depending on each participating location's collective bargaining agreements.

The Plan provides for two pre-tax contribution formulas, depending upon the participating location's collective bargaining agreement:

   Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

   OR

   Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 9% (8% for highly compensated employees) of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

After-tax Contributions - The Plan provides for two after-tax contribution
------------------------
formulas:

   If the agreement sets forth the 1% to 6% pre-tax contribution, eligible employees can contribute to the Plan on an after-tax basis, from I% to 10% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

   OR

   If the agreement sets forth the 1% to 9% (8% for highly compensated employees) pre-tax contribution, eligible employees can contribute to the Plan, on an after-tax basis, from 1 % to 7% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

Company Contributions - The Company contribution is based upon fixed and
        --------------
variable matches on the first 6% of pre-tax contributions, also pursuant to collective bargaining agreements. No company contributions related to the variable match were accrued for at December 31, 1997 or paid during the year. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

5. Contributions- Eligibility and Vesting, continued:
   ----------------------------------------

   Eligibility - Full-time union hourly employees may become participants of the
   ------------
   Plan upon completing one year of service or immediately upon reemployment if previously an eligible employee. If the employee is not a regular full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

   Vesting - Employee contributions and earnings thereon vest to the participant
   --------
   immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

6. Withdrawals and Forfeitures and Loans
   -------------------------------------

   Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2, leaves the company, or furnishes satisfactory proof of financial hardship.

   If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

   Forfeitures serve to reduce future contributions of the Company. During 1997, forfeitures totaled $1,499. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

   A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

   Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

6. Withdrawals and Forfeitures and Loans , continued:
   -------------------------------------

   The Plan's loan provisions allow participants to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate as of the last day of the prior month.

7. Tax Status:
   -----------

   The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501 (a). An application was filed with the Internal Revenue Service for a determination as to whether the Plan meets the qualification requirements of Section 401 (a) of the Internal Revenue Code of 1986. On April 7, 1998, the Company received a favorable tax-qualification determination letter, retroactive to December 31, 1996, from the Internal Revenue Service. The Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, Company contributions to the Plan on their behalf or on earnings credited to their account until such contributions and earnings are distributed or otherwise made available to them.

8. Termination of the Plan:
   ------------------------

   It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

9. Administrative Expenses:
   ------------------------

   The Company paid approximately $47,000 in 1997 of administrative expenses to the Plan's trustee and outside consultants on behalf of the Plan, which is not included in the financial statements.

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1997

                                Description of Investment Including
Identity of Issue, Borrower,    Maturity Date, Rate of Interest, Collateral
Lessor, or Similar Party        Par or Maturity Value, if applicable            Share Balance      Cost      Current Value
----------------------------    -------------------------------------------     -------------   ----------   -------------
Retirement Government           Money market fund                                 2,241,544     $2,241,544     $2,241,544
  Money Market

Asset Manager                   Mutual fund of domestic and foreign stocks,         168,055      2,703,551      3,083,806
                                bonds, and short-term instruments

Disciplined Equity Fund         Domestic common stocks mutual fund                  124,269      2,737,806      3,213,586

Value Fund                      Common stock mutual fund of companies                39,316      2,041,352      2,124,647
                                considered undervalued or having growth
                                potential

Magellan Fund                   Common stock and convertible securities              67,346      5,400,623      6,416,078
                                mutual fund

OTC Portfolio                   Mutual fund of securities of companies               46,650      1,482,490      1,560,427
                                mainly traded in the over-the-counter market

International Growth            Foreign equity and debt securities                   53,346      1,002,767      1,050,427
  and Income Fund               mutual fund

Short-Term Bond Fund            Income mutual fund                                  147,611      1,295,098      1,284,213

JM Stock Fund*                  Common Stock                                          1,825         22,347         18,522

Loans to Plan members           Participant loans (1)                                                           1,538,401
                                                                                               -----------    -----------
                                                                                               $18,927,578    $22,532,133
                                                                                               ===========    ===========


(1) Loans to Plan members bear interest ranging from 7% to 10% and mature January 1998 through July 2007.

* Party in interest

                  JOHNS MANVILLE HOURLY EMPLOYEES 401(K) PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1997

                                                                                                        Current
                                                                                                        Value at
                                            Total     Number of                Number                  Transaction       Net
 Identity of Fund   Description of Asset  Purchases   Purchases  Total Sales  of Sales  Cost of Asset     Date        Gain (Loss)
------------------  --------------------  ----------  ---------  -----------  --------  -------------  -----------  -------------
Retirement
 Government Money   Money market fund     $2,826,142        165   $2,430,209       159     $2,430,209   $2,430,209
  Market

Asset Manager       Mutual fund of
                    domestic and foreign
                    stocks, bonds and
                    short-term
                    instruments           $1,018,945        176   $  341,790       151     $  304,495   $  341,790     $   37,295

Disciplined Equity  Domestic common
 Fund               stocks mutual
                    fund                  $1,546,832        186   $  794,809       155     $  714,116   $  794,809     $   80,693

Value Fund          Common stock mutual
                    of companies
                    considered
                    undervalued or having
                    growth potential      $1,294,449        176   $  467,688       137     $  438,948   $  467,688     $   28,740

Magellan Fund       Common stock and
                    convertible
                    securities mutual
                    fund                  $2,511,104        223   $1,297,694       200     $1,167,237   $1,297,694     $  130,457

OTC Portfolio       Mutual fund of
                    securities of
                    companies mainly
                    traded in the over-
                    the-counter market    $1,516,667        188   $  957,240       127     $  928,292   $  957,240     $   28,948

Short-Term Bond     Income mutual fund    $  602,975        143   $  380,093       106     $  383,411   $  380,093     $   (3,318)
 Fund

                                     -17-

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 17, 1998                           JOHNS MANVILLE HOURLY EMPLOYEES
                                        401(k) PLAN



                                        By:     /s/ Ann J. Henley
                                            ------------------------------------
                                                    Ann J. Henley
                                                    Director, Benefits

                                       18